Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of September 30, 2023 and for the nine-month and three-month periods ended September 30, 2023 and 2022

Legal information

Denomination: Adecoagro S.A.
Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 111,381,815 common shares (Note 21)
Outstanding Capital Stock: 106,638,065 common shares
Treasury Shares: 4,743,750 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the nine-month and three-month periods ended September 30, 2023 and 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30,		Three-months ended September 30,
	Note	2023	2022	2023	2022

		(unaudited)
Sales of goods and services rendered	4	1,034,925	976,100	385,794	386,063
Cost of goods sold and services rendered	5	(769,671)	(780,878)	(281,660)	(303,497)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	116,008	181,367	25,643	48,503
Changes in net realizable value of agricultural produce after harvest		(399)	(23,791)	(215)	(5,075)
Margin on manufacturing and agricultural activities before operating expenses		380,863	352,798	129,562	125,994
General and administrative expenses	6	(65,994)	(64,981)	(19,957)	(23,700)
Selling expenses	6	(104,870)	(103,969)	(39,543)	(41,446)
Other operating (expense)/ income, net	8	(6,927)	3,537	(1,926)	3,325
Bargain purchase gain	20	—	12,055	—	(310)
Profit from operations		203,072	199,440	68,136	63,863
Finance income	9	105,783	17,167	29,934	(11,296)
Finance costs	9	(117,641)	(101,545)	(26,446)	(22,544)
Other financial results - Net (loss) / gain of inflation effects on the monetary items	9	5,072	14,677	17,408	(2,599)
Financial results, net	9	(6,786)	(69,701)	20,896	(36,439)
Profit before income tax		196,286	129,739	89,032	27,424
Income tax expense	10	(51,774)	(23,865)	(13,645)	(4,834)
Profit for the period		144,512	105,874	75,387	22,590
Attributable to:
Equity holders of the parent		143,747	104,892	75,910	22,548
Non-controlling interest		765	982	(523)	42

Earnings per share attributable to the equity holders of the parent during the period:
Basic earnings per share		1.338	0.949	0.708	0.205
Diluted earnings per share		1.334	0.946	0.705	0.205

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the nine-month and three-month periods ended September 30, 2023 and 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Nine-months ended September 30,		Three-months ended September 30,
	2023	2022	2023	2022

	(unaudited)

Profit for the period	144,512	105,874	75,387	22,590
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	23,378	104,772	(36,153)	12,693
Cash flow hedge, net of tax (Note 2)	24,235	15,211	5,706	2,385
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	(9,518)	(56,310)	12,190	(3,345)
Other comprehensive income	38,095	63,673	(18,257)	11,733
Total comprehensive income for the period	182,607	169,547	57,130	34,323

Attributable to:
Equity holders of the parent	181,531	167,118	57,590	33,360
Non-controlling interest	1,076	2,429	(460)	963

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of September 30, 2023 and December 31, 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		September 30,	December 31,
	Note	2023	2022
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	11	1,597,279	1,565,355
Right of use assets	12	396,091	360,181
Investment property	13	33,364	33,330
Intangible assets	14	39,435	36,120
Biological assets	15	30,366	30,622
Deferred income tax assets	10	10,647	8,758
Trade and other receivables, net	17	36,351	44,558
Derivative financial instruments	16	11,454	5,208
Other assets		1,682	1,701
Total Non-Current Assets		2,156,669	2,085,833
Current Assets
Biological assets	15	192,800	235,822
Inventories	18	375,384	274,022
Trade and other receivables, net	17	245,736	183,820
Derivative financial instruments	16	—	134
Short-term investment	16	39,926	98,571
Cash and cash equivalents	19	349,812	230,653
Total Current Assets		1,203,658	1,023,022
TOTAL ASSETS		3,360,327	3,108,855
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	21	167,073	167,073
Share premium	21	749,851	793,169
Cumulative translation adjustment		(442,440)	(456,029)
Equity-settled compensation		17,377	18,792
Cash flow hedge		(20,637)	(44,872)
Other reserves		141,319	126,925
Treasury shares		(7,112)	(4,792)
Revaluation surplus		268,721	281,909
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		345,603	202,342
Equity attributable to equity holders of the parent		1,261,329	1,126,091
Non-controlling interest		38,628	37,552
TOTAL SHAREHOLDERS EQUITY		1,299,957	1,163,643
LIABILITIES
Non-Current Liabilities
Trade and other payables	23	946	17,210
Borrowings	24	752,266	727,983
Lease liabilities	25	310,730	283,549
Deferred income tax liabilities	10	355,486	301,414
Payroll and social security liabilities	26	1,378	1,581
Derivatives financial instruments	16	—	96
Provisions for other liabilities	27	3,002	2,526
Total Non-Current Liabilities		1,423,808	1,334,359
Current Liabilities
Trade and other payables	23	188,993	242,397
Current income tax liabilities		2,354	422
Payroll and social security liabilities	26	35,673	29,964
Borrowings	24	344,224	279,769
Lease liabilities	25	57,399	54,431
Derivative financial instruments	16	4,946	2,961
Provisions for other liabilities	27	2,973	909
Total Current Liabilities		636,562	610,853
TOTAL LIABILITIES		2,060,370	1,945,212
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		3,360,327	3,108,855

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the nine-month periods ended September 30, 2023 and 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2022	183,573	851,060	(514,609)	16,073	(60,932)	106,172	(16,909)	289,982	41,574	115,735	1,011,719	36,111	1,047,830
Profit for the period	—	—	—	—	—	—	—	—	—	104,892	104,892	982	105,874
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	58,383	—	—	—	—	40,618	—	—	99,001	5,771	104,772
Cash flow hedge (*)	—	—	—	—	15,210	—	—	—	—	—	15,210	1	15,211
Revaluation of surplus (**)	—	—	—	—	—	—	—	(51,985)	—	—	(51,985)	(4,325)	(56,310)
Other comprehensive income for the period	—	—	58,383	—	15,210	—	—	(11,367)	—	—	62,226	1,447	63,673
Total comprehensive income for the period	—	—	58,383	—	15,210	—	—	(11,367)	—	104,892	167,118	2,429	169,547

Reduction of issued share capital of the company (Note 21):	(16,500)	—	—	—	—	—	16,500	—	—	—	—	—	—
Reserves for the benefit of government grants (1)	—	—	—	—	—	16,794	—	—	—	(16,794)	—	—	—
- Employee share options (Note 21)
Exercised	—	2,432	—	(778)	—	—	470	—	—	—	2,124	—	2,124
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	5,465	—	—	—	—	—	—	5,465	—	5,465
Vested	—	4,647	—	(4,066)	—	1,243	—	—	—	—	1,824	—	1,824
Forfeited	—	—	—	—	—	71	(71)	—	—	—	—	—	—
Granted	—	—	—	—	—	(2,106)	2,106	—	—	—	—	—	—
-Purchase of own shares (Note 21)	—	(21,813)	—	—	—	—	(4,998)	—	—	—	(26,811)	—	(26,811)
-Dividends	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Balance at September 30, 2022 (unaudited)	167,073	801,326	(456,226)	16,694	(45,722)	122,174	(2,902)	278,615	41,574	203,833	1,126,439	38,540	1,164,979
(*) Net of (7,512) of Income tax.
(**) Net of (30,495) of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business).
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the nine-month periods ended September 30, 2023 and 2022 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2023	167,073	793,169	(456,029)	18,792	(44,872)	126,925	(4,792)	281,909	41,574	202,342	1,126,091	37,552	1,163,643
Profit for the period	—	—	—	—	—		—	—	—	143,747	143,747	765	144,512
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	13,589	—	—	—	—	8,639	—	—	22,228	1,150	23,378
Cash flow hedge (*)	—	—	—	—	24,235	—	—	—	—	—	24,235	—	24,235
- Items that will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(8,679)	—	—	(8,679)	(839)	(9,518)
Transfer of the revaluation surplus derived from the disposals of assets (**)	—	—	—	—	—	—	—	(13,148)	—	13,148	—	—	—
Other comprehensive income for the period	—	—	13,589	—	24,235	—	—	(13,188)	—	13,148	37,784	311	38,095
Total comprehensive income for the period	—	—	13,589	—	24,235	—	—	(13,188)	—	156,895	181,531	1,076	182,607

- Reserves for the benefit of government grants (1)	—	—	—	—	—	13,634	—	—	—	(13,634)	—	—	—
- Employee share options (Note 21):
Exercised	—	42	—	(14)	—	—	10	—	—	—	38	—	38
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	4,744	—	—	—	—	—	—	4,744	—	4,744
Vested	—	7,528	—	(6,145)	—	1,554	—	—	—	—	2,937	—	2,937
Forfeited	—	—	—	—	—	30	(30)	—	—	—	—	—	—
Granted	—	—	—	—	—	(824)	824	—	—	—	—	—	—
- Purchase of own shares (Note 21)	—	(15,888)	—	—	—	—	(3,124)	—	—	—	(19,012)	—	(19,012)
- Dividends to shareholders (Note 21)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Balance at September 30, 2023 (unaudited)	167,073	749,851	(442,440)	17,377	(20,637)	141,319	(7,112)	268,721	41,574	345,603	1,261,329	38,628	1,299,957

(*) Net of 9,893 of Income tax.
(**) Net of 12,317 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the nine-month periods ended September 30, 2023 and 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2023	September 30, 2022
		(unaudited)
Cash flows from operating activities:
Profit for the period		144,512	105,874
Adjustments for:
Income tax expense	10	51,774	23,865
Depreciation of property, plant and equipment	11	153,533	135,741
Depreciation of right of use assets	12	59,859	47,867
Net loss from the Fair value adjustment of Investment properties	13	913	3,878
Amortization of intangible assets	14	1,585	1,461
Gain from the sale of farmland and other assets	8	(9,526)	—
Gain from disposal of other property items	8	(1,828)	(2,962)
Bargain purchase gain	20	—	(12,055)
Equity settled share-based compensation granted	7	6,684	7,422
Loss from derivative financial instruments	8, 9	13,053	6,183
Interest, finance cost related to lease liabilities and other financial expense, net	9	(1,222)	56,339
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(15,320)	(56,886)
Changes in net realizable value of agricultural produce after harvest (unrealized)		1,622	3,572
Provision and allowances		(121)	282
Net loss / (gain) of inflation effects on the monetary items	9	(5,072)	(14,677)
Foreign exchange gains, net	9	(33,954)	(12,642)
Cash flow hedge – transfer from equity	9	43,221	35,575
Subtotal		409,713	328,837
Changes in operating assets and liabilities:
Increase in trade and other receivables		(67,473)	(103,135)
Increase in inventories		(94,969)	(59,106)
Decrease in biological assets		65,192	87,248
Increase in other assets		(655)	(865)
Increase in derivative financial instruments		(10,790)	(9,387)
Decrease in trade and other payables		(54,040)	(109,947)
Increase in payroll and social security liabilities		10,133	8,253
Increase / (decrease) in provisions for other liabilities		828	(175)
Net cash generated from operating activities before taxes paid		257,939	141,723
Income tax paid		(740)	(5,547)
Net cash provided by operating activities	(a)	257,199	136,176

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the nine-month periods ended September 30, 2023 and 2022 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2023	September 30, 2022
		(unaudited)
Cash flows from investing activities:
Acquisition of a business, net of cash and cash equivalents acquired	20	(3,193)	1,603
Purchases of property, plant and equipment	11	(184,870)	(173,529)
Purchases of cattle and non-current biological assets		(770)	(8,214)
Purchases of intangible assets	14	(1,356)	(2,034)
Interest received and others		69,681	4,343
Proceeds from sale of property, plant and equipment		2,728	1,103
Proceeds from sale of farmlands and other assets	27	48,097	14,879
Acquisition of short-term investment	16	(34,500)	(79,365)
Disposal of short-term investment	16	93,009	—
Net cash used in investing activities	(b)	(11,174)	(241,214)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercise		38	2,124
Proceeds from long-term borrowings		19,900	42,528
Payments of long-term borrowings		(11,797)	(14,364)
Proceeds from short-term borrowings		480,297	310,061
Payment of short-term borrowings		(365,810)	(117,444)
Payments of derivative financial instruments		—	115
Lease payments		(81,651)	(72,081)
Interest paid	(c)	(32,816)	(28,982)
Purchase of own shares		(19,012)	(26,810)
Dividends to shareholders	21	(17,500)	(17,500)
Net cash (used in) / generated from financing activities	(d)	(28,351)	77,647
Net increase / (decrease) in cash and cash equivalents		217,674	(27,391)
Cash and cash equivalents at beginning of period	19	230,653	199,766
Effect of exchange rate changes and inflation on cash and cash equivalents	(e)	(98,515)	(13,013)
Cash and cash equivalents at end of period	19	349,812	159,362

(a) Includes 25,113 and (17,218) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2023 and 2022, respectively.
(b) Includes (1,370) and (2,787) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2023 and 2022, respectively.
(c) Includes 1,655 and 21 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2023 and 2022, respectively.
(d) Includes 55,229 and 23,983 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2023 and 2022, respectively.
(e) Includes (78,972) and (3,978) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2023 and 2022, respectively.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, “Farming”; “Sugar, Ethanol and Energy” and “Land Transformation”. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange (NYSE) as a foreign registered company under the ticker symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on November 10, 2023.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group’s risks and the Group’s approach to the identification, assessment and mitigation of risks is included in Note 2 to the annual consolidated financial statements. There have been no significant changes to the Group's exposure and risk management principles and processes since December 31, 2022. See Note 2 to the annual consolidated financial statements for more information.

However, the Group considers that the following tables below provide useful information to understand the Group’s interim results for the nine-month period ended September 30, 2023. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

Argentina status:
Since the second half of 2019, the Argentine government instituted certain foreign currency exchange controls, which may restrict or partially restrict access to foreign currency, like the U.S. dollars, to make payments abroad, either for foreign debt or the importation of goods or services, dividend payments and others, without prior authorization. Other restrictions also comprise the deferral of payment of certain public debt instruments and fuel price controls. Those regulations have continued to evolve, sometimes making them more or less stringent depending on the Argentine government’s perception of availability of sufficient national foreign currency reserves. The above has led to the existence of an informal foreign currency market where foreign currencies quote at levels significantly higher than the official exchange rate. However, the only exchange rate available for external commerce is the official exchange rate, which as of September 30, 2023 was Pesos 350 per dollar.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued

•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at September 30, 2023. All amounts are shown in US dollars.

	September 30, 2023
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	79,279	—	—	—	79,279
Brazilian Reais	—	(559,950)	—	—	(559,950)
US Dollar	(305,894)	(294,697)	18,241	(1,736)	(584,086)
Uruguayan Peso	—	—	(96)	—	(96)
Total	(226,615)	(854,647)	18,145	(1,736)	(1,064,853)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended September 30, 2023 would have decreased the Group’s Profit before income tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement.

A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	September 30, 2023
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
US Dollar	(30,589)	(29,470)	1,824	(58,235)
(Decrease) or increase in Profit before income tax	(30,589)	(29,470)	1,824	(58,235)

Hedge Accounting - Cash flow hedge

The Group formally documents and designates cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars using a portion of its borrowings denominated in U.S. Dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps, as needed.

Generally, the principal amounts of long-term borrowings (non-derivative financial instruments) and notional values of foreign currency forward contracts (derivative financial instruments) are designated as hedging instruments. These instruments are exposed to foreign currency risks, mainly Brazilian Reais/ U.S. Dollar related to operations in Brazil and Argentine Peso/U.S. Dollar in Argentina related to operations in Argentina. As of September 2023 and 2022, approximately 10% of projected sales within those countries qualify as highly probable forecast transactions for hedge accounting purposes and are designated as hedged items

The Group prepares formal documentation to support hedge designation, including an explanation of how the designation of the hedging relationship is aligned with the Group’s Risk Management Policy, identification of the hedging
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued
instrument, the hedged transactions, the nature of the risk being hedged and an analysis which demonstrates that the hedge is expected to be highly effective. The Group reassesses the prospective and retrospective effectiveness of the hedge on an ongoing basis comparing the foreign currency component of the carrying amount of the hedging instruments and of the highly probable future sales.

Under cash flow hedge accounting, the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments are not immediately recognized in profit or loss but are reclassified from equity to profit or loss in the periods when the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting the strategy in the Group’s Risk Management Policy.

The Group expects that the cash flows will occur and affect profit or loss between 2023 and 2024.

For the nine months period ended September 30, 2023, a loss before income tax of US$ 7,389 was recognized in other comprehensive income (September 30,2022: US$11,598) and a loss of US$ 44,512 (September 30,2022: US$ 35,145) was reclassified from equity to profit or loss within “Financial results, net”.

•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at September 30, 2023 (all amounts are shown in US dollars):

	September 30, 2023
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	106,159	—	—	—	106,159
Brazilian Reais	—	14,208	—	—	14,208
US Dollar	191,625	317,077	25,004	220,242	753,948
Subtotal Fixed-rate borrowings	297,784	331,285	25,004	220,242	874,315
Variable rate:
Brazilian Reais	—	205,355	—	—	205,355
US Dollar	16,820	—	—	—	16,820
Subtotal Variable-rate borrowings	16,820	205,355	—	—	222,175
Total borrowings as per analysis	314,604	536,640	25,004	220,242	1,096,490

At September 30, 2023, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	September 30, 2023
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(2,054)	(2,054)
US Dollar	(168)	—	(168)
Decrease in profit before income tax	(168)	(2,054)	(2,222)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued

•Credit risk

As of September 30, 2023, six banks accounted for more than 80% of the total cash deposited (J.P. Morgan, Macro, Portfolio Personal Inversiones, Galicia, FCI and Credit Agricole).

•Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of September 30, 2023:

▪    Futures / Options

	September 30, 2023
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Soybean	20	7,172	(358)	(358)
Sugar	28	15,032	(556)	(571)
OTC:
Sugar	81	39,305	(3,908)	(4,173)
Total	129	61,509	(4,822)	(5,102)

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪Other derivative financial instruments

Floating-to-fixed interest rate swaps

In April 2022 the Group's subsidiary in Brazil, Usina Monte Alegre entered into a R$ 20 million loan with Itaú BBA. The loan bears interest at a fixed rate of 13.23% p.a. At the same moment and with the same bank, the Company entered into a swap operation, with the intention to effectively convert the fixed interest rate into a variable interest rate denominated in CDI (an interbank floating interest rate in Reais), plus a fixed rate of 1.29% a.a. The swap matures according to the due date of the loan, on March 24, 2024 and resulted in a recognition of a gain of US$ 6 thousand in 2023.

In December 2020 the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into an interest rate swap operation with Itaú BBA for an aggregate amount of US$ 400 million. According to the swap instrument, Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 4.24% per year and pays CDI (an interbank floating interest rate in Reais) plus 1,85% per year. This swap expires semiannually until December 2026. This contract resulted in a recognition of a gain of US$ 2 million in the three month ended September 30, 2023 (loss of US$ 1.3 million in the nine month ended September 30,2022).

▪Currency forward

During the nine months period ended on September 30, 2023, the Group entered into several currency forward contracts with some Brazilian banks, in order to hedge the fluctuation of the Brazilian Reais against the U.S. Dollar, for a total aggregate amount of US$ 4 million. These instruments resulted in the recognition of a loss amounting to US$ 0.02 million for the nine
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued
months period ended September 30, 2023. The currency forward contracts maturity dates range between October and November 2023.

Also, the Group entered into several currency forward contracts to hedge the fluctuation of the U.S. Dollar against the Euro for a total notional amount of US$ 0.23 million. The currency forward contracts maturity date is December 2023. The outstanding contracts resulted in the recognition of a non-significant loss for the nine-months period ended September 30, 2023.

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

3.    Segment information

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Management Committee. IFRS 8 stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The ‘Farming’ is further comprised of three reportable segments:

•‘Crops’ Segment which consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, peanuts, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group’s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•‘Rice’ Segment which consists of planting, harvesting, processing and marketing of rice.

•‘Dairy’ Segment which consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others.

•All Other Segments’ which consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure, namely, Coffee and Cattle.

•‘Sugar, Ethanol and Energy’ Segment which consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and then marketed;

•‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

Total segment assets and liabilities are measured in a manner consistent with that of the Consolidated Financial Statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Effective July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100 % accumulated in three years. Argentina has been classified as a hyperinflationary economy under the terms of IAS 29. According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income should be expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”.

Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, the Group’s reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”.

The re-measurement and translation processes are applied on a monthly basis until year-end. Due to these processes, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

Following the adoption of IAS 29 to the Argentine operations of the Group, management changed the information reviewed by the CODM. Accordingly, as from July 1, 2018, (commencement of hyper-inflation accounting in Argentina), the information provided to the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes. For segment reporting purposes, the segment results of the Argentine operations for each reporting period were adjusted for inflation and translated into the Group’s reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 procedures outlined above.

In order to evaluate the segment’s performance on a monthly basis, results of operations in Argentina are based on monthly data adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the Group uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The Group’s CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

The following tables show a reconciliation of the reportable segments where the information reviewed by the CODM differs from the reportable segment information measured in accordance with IAS 29 and IAS 21 as per the Consolidated Financial Statements for all years presented. These tables do not include information for the Sugar, Ethanol and Energy reportable segment since this information is not affected by the application of IAS 29 and therefore there is no difference between the information reviewed by the CODM and the information included in the Consolidated Financial Statements:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment reconciliation for the nine-month period ended

September 30,2023 (unaudited)	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	167,197	(3,007)	164,190	195,652	(1,006)	194,646	192,084	(3,288)	188,796
Cost of goods and services rendered	(146,816)	2,712	(144,104)	(140,163)	(42)	(140,205)	(160,349)	2,668	(157,681)
Initial recognition and changes in fair value of biological assets and agricultural produce	3,328	(457)	2,871	5,645	(156)	5,489	9,902	(509)	9,393
Gain from changes in net realizable value of agricultural produce after harvest	(337)	105	(232)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	23,372	(647)	22,725	61,134	(1,204)	59,930	41,637	(1,129)	40,508
General and administrative expenses	(12,690)	393	(12,297)	(10,875)	232	(10,643)	(7,382)	189	(7,193)
Selling expenses	(17,131)	315	(16,816)	(25,409)	446	(24,963)	(19,488)	384	(19,104)
Other operating income, net	875	(105)	770	2,919	1	2,920	(226)	5	(221)
Profit from Operations	(5,574)	(44)	(5,618)	27,769	(525)	27,244	14,541	(551)	13,990

Depreciation of Property, plant and equipment and amortization of Intangible assets	(6,181)	159	(6,022)	(10,360)	217	(10,143)	(8,014)	203	(7,811)

September 30,2023 (unaudited)	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	4,108	(76)	4,032	—	—	—	1,042,302	(7,377)	1,034,925
Cost of goods and services rendered	(3,643)	65	(3,578)	—	—	—	(775,074)	5,403	(769,671)
Initial recognition and changes in fair value of biological assets and agricultural produce	189	109	298	—	—	—	117,021	(1,013)	116,008
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	(504)	105	(399)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	654	98	752	—	—	—	383,745	(2,882)	380,863
General and administrative expenses	(146)	3	(143)	(17,650)	160	(17,490)	(66,971)	977	(65,994)
Selling expenses	(296)	9	(287)	(108)	—	(108)	(106,024)	1,154	(104,870)
Other operating income, net	(1,136)	187	(949)	(64)	(3)	(67)	(7,013)	86	(6,927)
Profit from Operations	(924)	297	(627)	(17,822)	157	(17,665)	203,737	(665)	203,072

Depreciation of Property, plant and equipment and amortization of Intangible assets	(145)	4	(141)	(949)	24	(925)	(155,725)	607	(155,118)
Net loss from Fair value adjustment of Investment property	(1,100)	187	(913)	—	—	—	(1,100)	187	(913)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the nine-month period ended

September 30,2022 (unaudited)	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	220,993	2,344	223,337	138,974	1,124	140,098	181,504	2,893	184,397
Cost of goods and services rendered	(205,228)	(2,422)	(207,650)	(114,034)	(1,246)	(115,280)	(156,210)	(2,428)	(158,638)
Initial recognition and changes in fair value of biological assets and agricultural produce	64,948	2,821	67,769	14,952	954	15,906	19,634	442	20,076
Gain from changes in net realizable value of agricultural produce after harvest	(22,506)	(351)	(22,857)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	58,207	2,392	60,599	39,892	832	40,724	44,928	907	45,835
General and administrative expenses	(11,100)	(361)	(11,461)	(9,440)	(223)	(9,663)	(7,986)	(113)	(8,099)
Selling expenses	(23,257)	(334)	(23,591)	(23,318)	(367)	(23,685)	(20,727)	(599)	(21,326)
Other operating income, net	637	(736)	(99)	649	—	649	(110)	(5)	(115)
Bargain purchase gain	—	—	—	11,976	79	12,055	—	—	—
Profit from Operations	24,487	961	25,448	19,759	321	20,080	16,105	190	16,295

Depreciation of Property, plant and equipment and amortization of Intangible assets	(5,769)	(178)	(5,947)	(7,470)	(225)	(7,695)	(7,494)	(238)	(7,732)

September 30,2022 (unaudited)	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	4,034	48	4,082	—	—	—	969,691	6,409	976,100
Cost of goods and services rendered	(3,494)	(27)	(3,521)	—	—	—	(774,755)	(6,123)	(780,878)
Initial recognition and changes in fair value of biological assets and agricultural produce	(122)	21	(101)	—	—	—	177,129	4,238	181,367
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	(23,440)	(351)	(23,791)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	418	42	460	—	—	—	348,625	4,173	352,798
General and administrative expenses	(184)	(5)	(189)	(18,719)	(710)	(19,429)	(63,563)	(1,418)	(64,981)
Selling expenses	(210)	(3)	(213)	(115)	(8)	(123)	(102,658)	(1,311)	(103,969)
Other operating income, net	(3,645)	(264)	(3,909)	(35)	23	(12)	4,513	(976)	3,537
Bargain purchase gain	—	—	—	—	—	—	11,976	79	12,055
Profit from Operations Before Financing and Taxation	(3,621)	(230)	(3,851)	(18,869)	(695)	(19,564)	198,893	547	199,440

Depreciation of Property, plant and equipment and amortization of Intangible assets	(176)	(6)	(182)	(677)	(18)	(695)	(136,537)	(665)	(137,202)
Net gain from Fair value adjustment of Investment property	(3,615)	(263)	(3,878)	—	—	—	(3,615)	(263)	(3,878)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the nine-month period ended September 30, 2023 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	167,197	195,652	192,084	4,108	559,041	483,261	—	—	1,042,302
Cost of goods sold and services rendered	(146,816)	(140,163)	(160,349)	(3,643)	(450,971)	(324,103)	—	—	(775,074)
Initial recognition and changes in fair value of biological assets and agricultural produce	3,328	5,645	9,902	189	19,064	97,957	—	—	117,021
Changes in net realizable value of agricultural produce after harvest	(337)	—	—	—	(337)	(167)	—	—	(504)
Margin on manufacturing and agricultural activities before operating expenses	23,372	61,134	41,637	654	126,797	256,948	—	—	383,745
General and administrative expenses	(12,690)	(10,875)	(7,382)	(146)	(31,093)	(18,228)	—	(17,650)	(66,971)
Selling expenses	(17,131)	(25,409)	(19,488)	(296)	(62,324)	(43,592)	—	(108)	(106,024)
Other operating income / (loss), net	875	2,919	(226)	(1,136)	2,432	(17,043)	7,662	(64)	(7,013)
Profit / (loss) from operations	(5,574)	27,769	14,541	(924)	35,812	178,085	7,662	(17,822)	203,737

Depreciation of Property, plant and equipment and amortization of Intangible assets	(6,181)	(10,360)	(8,014)	(145)	(24,700)	(130,076)	—	(949)	(155,725)
Net loss from Fair value adjustment of Investment property	—	—	—	(1,100)	(1,100)	—	—	—	(1,100)
Transfer of revaluation surplus derived from disposals of assets before taxes	—	—	—	—	—	—	20,245	—	20,245
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	2,034	1,539	(12,668)	46	(9,049)	18,854	—	—	9,805
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	1,294	4,106	22,570	143	28,113	79,103	—	—	107,216
Changes in net realizable value of agricultural produce after harvest (unrealized)	(1,622)	—	—	—	(1,622)	—	—	—	(1,622)
Changes in net realizable value of agricultural produce after harvest (realized)	1,285	—	—	—	1,285	(167)	—	—	1,118

As of September 30, 2023:
Farmlands and farmland improvements, net	427,571	141,151	7,160	56,935	632,817	79,331	—	—	712,148
Machinery, equipment, building and facilities, and other fixed assets, net	44,650	71,233	103,689	3,319	222,891	181,110	—	—	404,001
Bearer plants, net	1,087	—	—	—	1,087	411,380	—	—	412,467
Work in progress	6,966	24,334	19,567	2,431	53,298	14,986	—	379	68,663
Right of use asset	18,277	15,132	55	825	34,289	360,944	—	858	396,091
Investment property	—	—	—	33,364	33,364	—	—	—	33,364
Goodwill	8,217	5,413	—	1,138	14,768	4,360	—	—	19,128
Biological assets	23,816	25,385	29,882	9,035	88,118	135,048	—	—	223,166
Finished goods	46,597	13,104	9,411	—	69,112	165,186	—	—	234,298
Raw materials, Stocks held by third parties and others	62,084	43,010	15,180	277	120,551	20,535	—	—	141,086
Total segment assets	639,265	338,762	184,944	107,324	1,270,295	1,372,880	—	1,237	2,644,412
Borrowings	137,187	103,750	134,979	—	375,916	524,367	—	196,207	1,096,490
Lease liabilities	17,861	15,549	414	660	34,484	333,415	—	230	368,129
Total segment liabilities	155,048	119,299	135,393	660	410,400	857,782	—	196,437	1,464,619
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the nine-month period ended September 30, 2022 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	220,993	138,974	181,504	4,034	545,505	424,186	—	—	969,691
Cost of goods sold and services rendered	(205,228)	(114,034)	(156,210)	(3,494)	(478,966)	(295,789)	—	—	(774,755)
Initial recognition and changes in fair value of biological assets and agricultural produce	64,948	14,952	19,634	(122)	99,412	77,717	—	—	177,129
Changes in net realizable value of agricultural produce after harvest	(22,506)	—	—	—	(22,506)	(934)	—	—	(23,440)
Margin on manufacturing and agricultural activities before operating expenses	58,207	39,892	44,928	418	143,445	205,180	—	—	348,625
General and administrative expenses	(11,100)	(9,440)	(7,986)	(184)	(28,710)	(16,134)	—	(18,719)	(63,563)
Selling expenses	(23,257)	(23,318)	(20,727)	(210)	(67,512)	(35,031)	—	(115)	(102,658)
Other operating income / (loss), net	637	649	(110)	(3,645)	(2,469)	3,672	3,345	(35)	4,513
Bargain purchase gain	—	11,976	—	—	11,976	—	—	—	11,976
Profit from Operations	24,487	19,759	16,105	(3,621)	56,730	157,687	3,345	(18,869)	198,893

Depreciation of Property, plant and equipment and amortization of Intangible assets	(5,769)	(7,470)	(7,494)	(176)	(20,909)	(114,951)	—	(677)	(136,537)
Net gain from Fair value adjustment of Investment property	—	—	—	(3,615)	(3,615)	—	—	—	(3,615)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	12,136	6,964	(774)	(522)	17,804	33,949	—	—	51,753
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	52,812	7,988	20,408	400	81,608	43,768	—	—	125,376
Changes in net realizable value of agricultural produce after harvest (unrealized)	(3,572)	—	—	—	(3,572)	—	—	—	(3,572)
Changes in net realizable value of agricultural produce after harvest (realized)	(18,934)	—	—	—	(18,934)	(934)	—	—	(19,868)

As of December 31, 2022:
Farmlands and farmland improvements, net	457,286	149,251	2,221	56,928	665,686	78,647	—	—	744,333
Machinery, equipment, building and facilities, and other fixed assets, net	48,691	58,827	108,589	1,792	217,899	171,307	—	—	389,206
Bearer plants, net	1,057	—	—	—	1,057	351,670	—	—	352,727
Work in progress	7,021	29,061	22,325	2,399	60,806	18,283	—	—	79,089
Right of use assets	18,952	8,594	711	—	28,257	330,681	—	1,243	360,181
Investment property	—	—	—	33,330	33,330	—	—	—	33,330
Goodwill	7,990	1,106	5,263	—	14,359	4,185	—	—	18,544
Biological assets	66,002	52,752	30,045	8,214	157,013	109,431	—	—	266,444
Finished goods	37,539	13,659	12,825	—	64,023	88,693	—	—	152,716
Raw materials, Stocks held by third parties and others	62,911	22,129	8,700	291	94,031	27,275	—	—	121,306
Total segment assets	707,449	335,379	190,679	102,954	1,336,461	1,180,172	—	1,243	2,517,876
Borrowings	41,493	113,133	138,241	—	292,867	587,865	—	127,020	1,007,752
Lease liabilities	18,234	8,281	623	—	27,138	310,162	—	680	337,980
Total segment liabilities	59,727	121,414	138,864	—	320,005	898,027	—	127,700	1,345,732

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Sales

	September 30, 2023	September 30, 2022
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	161,482	282,377
Sugar	279,195	96,695
Energy (*)	26,622	26,451
Peanut	48,647	44,621
Sunflower	7,194	11,888
Cotton	6,405	4,872
Rice (*)	170,006	119,679
Fluid milk (UHT)	84,081	58,115
Powder milk	36,354	72,038
Other dairy products	36,871	28,929
Services	6,268	7,488
Rental income	1,530	586
Others	34,181	29,853
	898,836	783,592
Sales of agricultural produce and biological assets:
Soybean	50,108	77,397
Corn	28,534	60,935
Wheat	9,309	15,104
Rice	—	3,352
Sunflower	10,460	7,124
Barley	3,983	4,181
Milk	17,852	13,538
Cattle	3,578	3,521
Cattle for dairy	8,035	6,183
Others	4,230	1,173
	136,089	192,508
Total sales	1,034,925	976,100

(*) Includes sales of mwh of energy and tons rice produced by third parties for an amount of US$ 1.7 million and US$ 22.3 million, respectively (September 30, 2022: sales of mwh of energy, tons rice and power milk US$ 1.8 million, US$ 0.9 million and US$ 0.4 million, respectively).

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 127.1 million as of September 30, 2023 (September 30, 2022: US$ 112.8 million) comprised primarily of 28,071 liters of ethanol (US$ 16.12 million), 358,120 mwh of energy (US$ 21.16 million),
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

148,753 tons of sugar (US$ 79.21 million), 18,029 tons of soybean (US$ 6.19 million) and 14,673 tons of wheat (US$ 3.59 million) which expire between December 2023 and May 2024.

5.    Cost of goods sold and services rendered
For the nine-month period ended September 30, 2023:

	September 30, 2023 (unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2023 (Note 18)	37,539	13,659	12,825	—	88,693	152,716
Cost of production of manufactured products (Note 6)	52,557	127,443	137,833	—	404,039	721,872
Purchases	9,513	27,270	360	—	2,449	39,592
Agricultural produce	140,146	—	17,852	3,578	9,736	171,312
Transfer to raw material	(60,727)	(7,321)	—	—	—	(68,048)
Direct agricultural selling expenses	12,537	—	—	—	—	12,537
Tax recoveries (i)	—	—	—	—	(15,187)	(15,187)
Changes in net realizable value of agricultural produce after harvest	(232)	—	—	—	(167)	(399)
Finished goods as of September 30, 2023 (Note 18)	(46,597)	(13,104)	(9,411)	—	(165,186)	(234,298)
Exchange differences	(632)	(7,742)	(1,778)	—	(274)	(10,426)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	144,104	140,205	157,681	3,578	324,103	769,671
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

For the nine-month period ended September 30, 2022:

	September 30, 2022 (unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2022	37,225	5,015	15,157	—	80,857	138,254
Cost of production of manufactured products (Note 6)	51,761	126,378	140,882	—	325,918	644,939
Purchases	22,907	624	606	—	787	24,924
Acquisition of subsidiaries	—	7,964	—	—	—	7,964
Agricultural produce	221,787	2,207	13,562	3,521	11,571	252,648
Transfer to raw material	(70,099)	(7,326)	—	—	—	(77,425)
Direct agricultural selling expenses	22,043	—	—	—	—	22,043
Tax recoveries (i)	—	—	—	—	(14,350)	(14,350)
Changes in net realizable value of agricultural produce after harvest	(22,857)	—	—	—	(934)	(23,791)
Finished goods as of September 30, 2022	(44,805)	(15,913)	(7,968)	—	(110,649)	(179,335)
Exchange differences	(10,312)	(3,669)	(3,601)	—	2,589	(14,993)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	207,650	115,280	158,638	3,521	295,789	780,878
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the nine-months period ended September 30, 2023 (unaudited):

	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,895	9,873	8,761	34,042	55,571	26,833	7,919	90,323
Raw materials and consumables	276	629	22,393	6,652	29,950	—	—	29,950
Depreciation and amortization	3,519	4,319	3,401	97,635	108,874	14,638	1,010	124,522
Depreciation of right-of-use assets	—	36	527	7,005	7,568	10,084	278	17,930
Fuel, lubricants and others	181	604	1,491	27,717	29,993	482	251	30,726
Maintenance and repairs	804	2,136	1,687	23,199	27,826	1,115	492	29,433
Freights	112	8,340	2,124	72	10,648	—	46,021	56,669
Export taxes / selling taxes	—	—	—	—	—	—	23,926	23,926
Export expenses	—	—	—	—	—	—	11,964	11,964
Contractors and services	2,857	2,255	87	7,861	13,060	—	(90)	12,970
Energy transmission	—	—	—	—	—	—	1,945	1,945
Energy power	1,016	2,360	2,007	584	5,967	339	87	6,393
Professional fees	43	80	71	736	930	7,071	1,116	9,117
Other taxes	15	141	118	3,391	3,665	550	25	4,240
Contingencies	—	—	—	—	—	857	—	857
Lease expense and similar arrangements	98	571	163	—	832	780	307	1,919
Third parties raw materials	2,913	29,634	54,581	22,432	109,560	—	—	109,560
Others	616	1,210	1,529	4,713	8,068	3,245	9,619	20,932
Subtotal	15,345	62,188	98,940	236,039	412,512	65,994	104,870	583,376
Own agricultural produce consumed	37,212	65,255	38,893	168,000	309,360	—	—	309,360
Total	52,557	127,443	137,833	404,039	721,872	65,994	104,870	892,736

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for nine-month period ended September 30, 2022 (unaudited):

	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,237	9,015	8,904	26,893	48,049	29,283	6,966	84,298
Raw materials and consumables	249	647	24,181	11,460	36,537	—	—	36,537
Depreciation and amortization	3,415	2,850	3,438	88,554	98,257	12,763	736	111,756
Depreciation of right-of-use assets	—	89	503	5,332	5,924	7,480	66	13,470
Fuel, lubricants and others	208	192	1,566	27,848	29,814	522	248	30,584
Maintenance and repairs	1,158	2,000	1,523	16,640	21,321	1,432	654	23,407
Freights	356	9,172	2,107	71	11,706	—	39,331	51,037
Export taxes / selling taxes	—	—	—	—	—	—	13,434	13,434
Export expenses	—	—	—	—	—	—	31,059	31,059
Contractors and services	2,241	295	404	4,881	7,821	—	—	7,821
Energy transmission	—	—	—	—	—	—	2,056	2,056
Energy power	1,297	2,580	2,520	612	7,009	301	76	7,386
Professional fees	41	64	90	566	761	6,234	550	7,545
Other taxes	21	91	85	1,559	1,756	761	50	2,567
Contingencies	—	—	—	—	—	457	—	457
Lease expense and similar arrangements	160	516	149	—	825	891	196	1,912
Third parties raw materials	1,934	16,846	54,817	12,239	85,836	—	—	85,836
Others	1,038	2,414	1,029	2,847	7,328	4,857	8,547	20,732
Subtotal	15,355	46,771	101,316	199,502	362,944	64,981	103,969	531,894
Own agricultural produce consumed	36,406	79,607	39,566	126,416	281,995	—	—	281,995
Total	51,761	126,378	140,882	325,918	644,939	64,981	103,969	813,889

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	September 30, 2023	September 30, 2022
	(unaudited)
Wages and salaries	106,440	97,027
Social security costs	32,719	29,608
Equity-settled share-based compensation	6,684	7,422
	145,843	134,057

8.    Other operating (expense) / income, net

	September 30, 2023	September 30, 2022
	(unaudited)
Gain from disposals of farmland and other assets (Note 20)	9,526	—
Loss from commodity derivative financial instruments	(12,464)	(2,683)
Gain from disposal of other property items	1,828	2,962
Net loss from fair value adjustment of Investment property	(913)	(3,878)
Others	(4,904)	7,136
	(6,927)	3,537

9.    Financial results, net

	September 30, 2023	September 30, 2022
	(unaudited)
Finance income:
- Interest income	3,334	4,360
- Foreign exchange gain, net	33,954	12,642
- Gain from interest rate/foreign exchange rate derivative financial instruments	1,736	—
- Other income	66,759	165
Finance income	105,783	17,167

Finance costs:
- Interest expense	(34,660)	(32,368)
- Finance cost related to lease liabilities	(28,812)	(22,657)
- Cash flow hedge – transfer from equity	(43,221)	(35,575)
- Taxes	(5,670)	(3,632)
- Loss from interest rate/foreign exchange rate derivative financial instruments	—	(1,192)
- Other expenses	(5,278)	(6,121)
Finance costs	(117,641)	(101,545)
Other financial results - Net gain of inflation effects on the monetary items	5,072	14,677
Total financial results, net	(6,786)	(69,701)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	September 30, 2023	September 30, 2022
	(unaudited)
Current income tax	(6,485)	(4,364)
Deferred income tax	(45,289)	(19,501)
Income tax (expense)	(51,774)	(23,865)

Argentine has a income tax scheme which establish increasing rates, which starts in 25% and reach 35% for income tax gains over Pesos 143 million (U$D 0.7 million).

The gross movement on the deferred income tax liability is as follows:

	September 30, 2023	September 30, 2022
	(unaudited)
Beginning of period	(292,656)	(255,527)
Exchange differences	(9,580)	(35,779)
Effect of fair value valuation for farmlands	5,236	30,495
Acquisition of subsidiary (Note 20)	—	(1,662)
Disposal of farmland (Note 20)	7,081	—
Tax charge relating to cash flow hedge (i)	(10,639)	(7,512)
Others	1,008	(376)
Income tax (expense)	(45,289)	(19,501)
End of period	(344,839)	(289,862)

(i)It relates to the amount reclassified of US$ 8,861 loss and US$ 35,145 gain from equity to profit and loss for the nine-month period ended September 30, 2023 and 2022, respectively.

Tax Inflation Adjustment in Argentina

Laws 27,430, 27,468 and 27,541 introduced several amendments to the provisions allowing the application of adjustments for inflation provided by the Income Tax Law. Effective as from fiscal years beginning on or after January 1, 2018, the inflation adjustment procedure set out in Title VI of the Income Tax Law (the “Title VI Procedure”) shall be applicable in such fiscal years in which the accumulated variation of the CPI (“Consumer Price Index”) measured within the 36 months immediately preceding the end of the relevant fiscal year, is higher than 100%.The Title VI Procedure would be applicable as from the effective date because the CPI variation reached the prescribed limits.

However, Section 39 of Law No. 24,073 suspended the application of Title VI relating to the income tax inflation adjustment since April 1, 1992 to certain items, such as, fixed assets, inventory, and tax loss carryforwards, among others.

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. The Argentine Supreme Court of Justice issued a verdict in the “Candy” case dated July 3, 2009 in which the court stated that, in particular for fiscal year 2002, and considering the state of disarray of the economic variables, the taxpayer could apply the tax inflation adjustment if it could demonstrate that its non-application would result in confiscatory income tax rates.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

More recently, the Argentine Supreme Court of Justice applied a similar criterion to the 2010, 2011, 2012 and 2014 fiscal years in the cases brought by “Distribuidora Gas del Centro” (10/14/14, 06/02/15, 10/04/16 and 06/25/19), among others, enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis such as the 2002 crisis in Argentina.

Management believes that the non-application of the income tax inflation adjustment would result in confiscatory income tax rates. Accordingly, based on the judicial precedents and on the opinion of external and internal tax advisors, the Company has adjusted all items for inflation including those suspended by Section 39 of Law 24,073 as described above.

The application of tax laws requires interpretation, and accordingly involves the application of judgement and is open to challenge by the relevant tax authorities. This gives rise to a level of uncertainty. Provisions for uncertain tax positions are established in accordance with IFRIC 23 based on an assessment of the range of likely tax outcomes in open years and reflecting the strength of technical arguments. Amounts are provided for individual tax uncertainties based on management’s assessment of whether the most likely amount or an expected amount based on a probability weighted methodology is the more appropriate predicter of amounts that the Company is ultimately expected to settle. When making this assessment, the Company utilizes specialist in-house tax knowledge and experience and takes into consideration specialist tax advice from third party advisers on specific items. The Company has not provided any amount in this case based on its belief that it has solid arguments to support its position.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30, 2023	September 30, 2022
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(65,968)	(41,354)
Non-deductible items	(1,121)	(386)
Effect of the changes in the statutory income tax rate in Argentina	2,933	118
Non-taxable income	14,023	14,342
Tax losses where no deferred tax asset was recognized	(794)	(97)
Previously unrecognized tax losses now recouped to reduce tax expenses (1)	33,913	16,830
Effect of IAS 29 on Argentina´s Shareholder´s equity and deferred income tax.	(32,933)	(16,704)
Others	(1,827)	3,386
Income tax (expense)	(51,774)	(23,865)
(1) 2023 includes 31,823 of adjustment by inflation of tax loss carryforwards in Argentina (16,830 in 2022).
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment
Changes in the Group’s property, plant and equipment for the nine-month periods ended September 30, 2023 and 2022 (unaudited) were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Nine-month period ended September 30, 2022
Opening net book amount.	711,261	16,579	207,679	83,183	294,982	27,571	81,368	1,422,623
Exchange differences	103,250	1,850	15,780	15,465	5,948	1,514	10,513	154,320
Additions	—	—	10,983	51,193	81,584	2,296	32,900	178,956
Revaluation surplus	(86,817)	—	—	—	—	—	—	(86,817)
Acquisition of subsidiaries	552	—	21,174	—	—	—	—	21,726
Transfers	—	—	19,662	8,019	—	(187)	(27,494)	—
Disposals	—	—	—	(1,346)	—	(127)	—	(1,473)
Reclassification to non-income tax credits (*)	—	—	—	(77)	—	—	—	(77)
Depreciation	—	(1,870)	(22,355)	(59,613)	(50,024)	(1,879)	—	(135,741)
Closing net book amount	728,246	16,559	252,923	96,824	332,490	29,188	97,287	1,553,517
At September 30, 2022 (unaudited)
Cost	728,246	44,288	502,792	876,447	818,294	51,908	97,287	3,119,262
Accumulated depreciation	—	(27,729)	(249,869)	(779,623)	(485,804)	(22,720)	—	(1,565,745)
Net book amount	728,246	16,559	252,923	96,824	332,490	29,188	97,287	1,553,517
Nine-month period ended September 30, 2023
Opening net book amount	727,591	16,742	268,380	91,212	352,727	29,614	79,089	1,565,355
Exchange differences	22,036	427	4,301	13,514	11,773	475	2,241	54,767
Additions	—	—	10,348	46,190	103,325	510	28,248	188,621
Revaluation surplus	(14,760)	—	—	—	—	—	—	(14,760)
Transfers	—	436	17,842	13,680	8,939	18	(40,915)	—
Disposals	(37,432)	—	(3,061)	(2,437)	—	(40)	—	(42,970)
Reclassification to non-income tax credits (*)	—	—	—	(201)	—	—	—	(201)
Depreciation	—	(2,892)	(24,603)	(60,145)	(64,297)	(1,596)	—	(153,533)
Closing net book amount	697,435	14,713	273,207	101,813	412,467	28,981	68,663	1,597,279
At September 30, 2023 (unaudited)
Cost	697,435	47,011	555,894	963,918	982,860	53,809	68,663	3,369,590
Accumulated depreciation	—	(32,298)	(282,687)	(862,105)	(570,393)	(24,828)	—	(1,772,311)
Net book amount	697,435	14,713	273,207	101,813	412,467	28,981	68,663	1,597,279
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of September 30, 2023, ICMS tax credits were reclassified to trade and other receivables.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment (continued)

The Group determined the valuation of farmlands (US$ 697 million as of September 30, 2023) using, a "Sales Comparison Approach prepared by an independent expert. Under the Sales Comparison Approach, the Group uses sale prices of comparable properties further adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the sales price as of September 30, 2023 would have reduced the value of the farmlands US$ 69.7 million, which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactured products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the nine-month periods ended September 30, 2023 and 2022.

As of September 30, 2023, borrowing costs of US$ 2,993 (September 30, 2022: US$ 2,447) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 140,542 as of September 30, 2023 (September 30, 2022: U$S 124,554).

12.    Right of use assets

Changes in the Group’s right of use assets for the nine-month periods ended September 30, 2023 and 2022 were as follows:

	Agricultural partnership (*)	Others	Total
	(unaudited)
As of September 30, 2022
Opening net book amount	235,971	24,805	260,776
Exchange differences	3,215	744	3,959
Additions and re-measurement	110,436	5,335	115,771
Depreciation	(43,700)	(4,167)	(47,867)
Closing net book amount	305,922	26,717	332,639

As of September 30, 2023
Opening net book amount	333,562	26,619	360,181
Exchange differences	13,594	1,046	14,640
Additions and re-measurement	78,512	2,617	81,129
Depreciation	(51,297)	(8,562)	(59,859)
Closing net book amount	374,371	21,720	396,091

(*) Agricultural partnerships have an average term of 6 years.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Investment property

Changes in the Group’s investment property for the nine-month periods ended September 30, 2023 and 2022 were as follows:

	September 30, 2023	September 30, 2022
	(unaudited)
Beginning of period	33,330	32,132
Loss from fair value adjustment (Note 8)	(913)	(3,878)
Exchange differences	947	5,076
End of period	33,364	33,330
Cost	33,364	33,330
Net book amount	33,364	33,330

The Group determined the valuation of investment properties using a "Sales Comparison Approach" prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the fair value is recognized in the Statement of income under the line item "Other operating income, net". There were no changes of the valuation techniques during September 30, 2023 and 2022. The Group estimated that, other factors being constant, a 10% reduction on the Sales price as of September 30, 2023 would have reduced the value of the Investment properties on US$ 3.3 million, which would impact the line item “Net loss from fair value adjustment.”

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Intangible assets

Changes in the Group’s intangible assets in the nine-month periods ended September 30, 2023 and 2022 (unaudited) were as follows:

	Goodwill	Software	Trademarks	Others	Total
As of September 30, 2022
Opening net book amount	16,626	6,485	8,191	35	31,337
Exchange differences	2,134	757	1,093	(2)	3,982
Additions	—	1,024	422	722	2,168
Amortization charge (i)	—	(1,077)	(333)	(51)	(1,461)
Closing net book amount	18,760	7,189	9,373	704	36,026
At September 30, 2022 (unaudited)
Cost	18,760	15,998	12,040	1,230	48,028
Accumulated amortization	—	(8,809)	(2,667)	(526)	(12,002)
Net book amount	18,760	7,189	9,373	704	36,026

As of September 30, 2023
Opening net book amount	18,544	7,742	9,101	733	36,120
Exchange differences	584	1,311	1,615	34	3,544
Additions	—	1,349	—	7	1,356
Amortization charge (i)	—	(1,185)	(343)	(57)	(1,585)
Closing net book amount	19,128	9,217	10,373	717	39,435
At September 30, 2023 (unaudited)
Cost	19,128	19,918	13,463	1,318	53,827
Accumulated amortization	—	(10,701)	(3,090)	(601)	(14,392)
Net book amount	19,128	9,217	10,373	717	39,435

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended September 30, 2023 and 2022, respectively.

The Group conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable (see Note 30).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets

Changes in the Group’s biological assets in the nine-month periods ended September 30, 2023 and 2022 were as follows:

	September 30, 2023 (unaudited)
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of year	66,002	52,752	30,045	8,214	109,431	266,444
Increase due to purchases	—	—	—	770	—	770
Initial recognition and changes in fair value of biological assets	2,871	5,489	9,393	298	97,957	116,008
Decrease due to harvest / disposals	(140,146)	(83,573)	(65,417)	(4,836)	(184,162)	(478,134)
Costs incurred during the period	93,189	49,544	55,008	4,356	104,943	307,040
Exchange differences	1,900	1,173	853	233	6,879	11,038
End of period	23,816	25,385	29,882	9,035	135,048	223,166

	September 30, 2022 (unaudited)
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of year	54,886	42,729	18,979	7,257	71,327	195,178
Increase due to purchases	—	—	—	2,850	—	2,850
Acquisition of subsidiaries (Note 20)	—	1,676	—	—	—	1,676
Initial recognition and changes in fair value of biological assets	67,769	15,906	20,076	(101)	77,717	181,367
Decrease due to harvest / disposals	(221,787)	(81,801)	(61,419)	(4,560)	(143,671)	(513,238)
Costs incurred during the period	125,590	41,055	45,369	3,002	85,159	300,175
Exchange differences	8,575	6,750	2,998	1,145	625	20,093
End of period	35,033	26,315	26,003	9,593	91,157	188,101

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those of the audited annual financial statements for the year ended December 31, 2022 described in Note 16. Please see Level 3 definition in Note 16 of these condensed consolidated interim financial statements.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production for the nine-month period ended September 30, 2023:

	September 30, 2023
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,988	7,999	7,346	701	9,997	29,031
Depreciation and amortization	—	—	—	—	3,707	3,707
Depreciation of right-of-use assets	—	—	—	—	41,764	41,764
Fertilizers, agrochemicals and seeds	27,263	9,112	1	1	33,235	69,612
Fuel, lubricants and others	835	1,034	993	67	2,731	5,660
Maintenance and repairs	1,852	5,773	3,128	353	2,663	13,769
Freights	2,278	390	103	211	—	2,982
Contractors and services	27,092	19,832	—	11	7,567	54,502
Feeding expenses	—	—	26,255	1,755	—	28,010
Veterinary expenses	—	—	2,536	221	—	2,757
Energy power	28	1,663	1,590	6	—	3,287
Professional fees	354	371	216	11	316	1,268
Other taxes	625	107	153	74	45	1,004
Lease expense and similar arrangements	29,088	2,174	1	4	1,451	32,718
Others	786	1,089	437	247	1,467	4,026
Subtotal	93,189	49,544	42,759	3,662	104,943	294,097
Own agricultural produce consumed	—	—	12,249	694	—	12,943
Total	93,189	49,544	55,008	4,356	104,943	307,040

Cost of production for the nine-month period ended September 30, 2022:

	September 30, 2022
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,691	7,807	5,625	710	8,659	26,492
Depreciation and amortization	—	—	—	—	3,417	3,417
Depreciation of right-of-use assets	—	—	—	—	30,807	30,807
Fertilizers, agrochemicals and seeds	39,833	5,730	—	—	25,327	70,890
Fuel, lubricants and others	586	839	1,093	57	3,161	5,736
Maintenance and repairs	1,243	4,985	2,896	354	2,338	11,816
Freights	3,987	420	159	180	—	4,746
Contractors and services	35,218	16,201	—	7	5,822	57,248
Feeding expenses	—	—	18,030	527	—	18,557
Veterinary expenses	—	—	2,782	217	—	2,999
Energy power	28	3,353	940	6	—	4,327
Professional fees	211	259	103	2	380	955
Other taxes	1,054	117	11	83	105	1,370
Lease expense and similar arrangements	36,672	502	—	3	4,236	41,413
Others	3,067	842	298	67	907	5,181
Subtotal	125,590	41,055	31,937	2,213	85,159	285,954
Own agricultural produce consumed	—	—	13,432	789	—	14,221
Total	125,590	41,055	45,369	3,002	85,159	300,175
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Biological assets as of September 30, 2023 and December 31, 2022 were as follows:

	September 30, 2023	December 31, 2022
	(unaudited)
Non-current
Cattle for dairy production	29,611	29,483
Breeding cattle	479	821
Other cattle	276	318
	30,366	30,622
Current
Breeding cattle	8,280	7,075
Other cattle	271	562
Sown land – crops	23,816	66,002
Sown land – rice	25,385	52,752
Sown land – sugarcane	135,048	109,431
	192,800	235,822
Total biological assets	223,166	266,444

 “La Niña” weather event

“La Niña” is a weather phenomenon caused by the fluctuation of the ocean temperatures in the central and eastern equatorial Pacific due to changes in the atmosphere, which affects the climate of several regions worldwide. When the temperature of the ocean decreases by 0.5°C below the five-quarter average, a so called “La Niña” weather pattern begins. This whether phenomenon is characterized by below average precipitations during spring and summertime in South America. We have experienced this weather pattern in Argentina and Uruguay, where most of our Farming operations are based, throughout the last three consecutive years and it has extended its effects during the beginning of 2023 and continue affecting production as of today, resulting in a severe drought in almost all productive regions in Argentina and Uruguay. Our diversification in terms of geographic footprint and crops planted (soybean, peanut, corn, wheat, sunflower, among others), acts as a natural hedge against weather risk, and enables us to adopt defensive strategies such as delaying planting activities and switching between crops which are either more resilient to dry weather or have a later development stage. However, and despite our ability to partially mitigate this effect, this year, as a consequence of the La Niña weather event, we foresee that the yields of our different crops will see a reduction ranging from 18% to 60%, depending on the crop, thus significantly affecting our results of operations.

16.    Financial instruments

As of September 30, 2023, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

For Level 1 instruments, valuation is based on the unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Level 1 financial instruments mainly consist of crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market are categorized as Level 2 instruments and are valued using models based on observable market data. The Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments (continued)

derivative financial instrument has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. Level 2 financial instruments mainly consist of interest-rate swaps and foreign-currency interest-rate swaps.

For Level 3 instruments, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have any Level 3 financial instruments for any of the periods presented.

There were no transfers between any levels during any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2023 and their allocation to the fair value hierarchy:

	2023
	Level 1	Level 2	Total

Assets
Derivative financial instruments	—	11,454	11,454
Short-term investment (1)	39,926	—	39,926
Total assets	39,926	11,454	51,380
Liabilities
Derivative financial instruments	(4,852)	(94)	(4,946)
Total liabilities	(4,852)	(94)	(4,946)

(1) US T-Bills with maturity from the date of acquisition longer than 90 days. As of September 30, 2023, US$ 39,733 (US$ 98,571 as of December 31, 2022) of these US T-bills are used as collateral for short-term borrowings and are not available for use by other entities of the Group. See Note 24.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	(914)
OTC	Quoted price	-	-	1	(3,908)
NDF	Quoted price	Foreign-exchange curve	Present value method	1	(30)
Interest-rate swaps	Theoretical price	Money market interest-rate curve.	Present value method	2	11,360
US T-Bills	Quoted price	-	-	1	39,926

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net

	September 30, 2023	December 31, 2022
	(unaudited)
Non-current
Advances to suppliers	3,114	3,680
Income tax credits	4,802	9,119
Non-income tax credits (i)	20,686	18,688
Judicial deposits	2,019	1,831
Receivable from disposal of subsidiary	3,942	8,478
Other receivables	1,788	2,762
Non-current portion	36,351	44,558
Current
Trade receivables	132,252	81,707
Less: Allowance for trade receivables	(3,362)	(4,266)
Trade receivables – net	128,890	77,441
Prepaid expenses	9,127	6,875
Advance to suppliers	59,583	42,966
Income tax credits	830	1,089
Non-income tax credits (i)	28,059	37,936
Receivable from disposal of subsidiary	8,170	4,664
Cash collateral	—	1,365
Other receivables	11,077	11,484
Subtotal	116,846	106,379
Current portion	245,736	183,820
Total trade and other receivables, net	282,087	228,378

(i) Includes US$ 201 for the nine-month period ended September 30, 2023 reclassified from property, plant and equipment (for the year ended December 31, 2022: US$ 158).
The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	September 30, 2023	December 31, 2022
	(unaudited)
Currency
US Dollar	142,220	89,760
Argentine Peso	45,373	54,801
Uruguayan Peso	5,430	2,229
Brazilian Reais	89,064	81,588
	282,087	228,378

As of September 30, 2023 trade receivables of US$ 20,590 (December 31, 2022: US$ 22.933) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 954 and US$ 741 are over 6 months in September 30, 2023 and December 31, 2022, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18.    Inventories

	September 30, 2023	December 31, 2022
	(unaudited)
Raw materials	141,086	121,306
Finished goods (Note 5)	234,298	152,716
	375,384	274,022

19.    Cash and cash equivalents

	September 30, 2023	December 31, 2022
	(unaudited)
Cash at bank and on hand	191,403	146,242
Short-term bank deposits	158,409	84,411
	349,812	230,653

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Acquisition and disposals

Disposals

In September 2023, the Company sold “El Meridiano”, a 6,302 hectares farm located in the Province of Buenos Aires, Argentina for an aggregate amount of US$ 48 million, collected in full. This transaction resulted in a gain before tax of US$ 9.5 million included in the line item “Other operating income”.

Acquisition

Acquisition of subsidiaries of Viterra Group in Argentina and Uruguay

On May 3, 2022, (the “Closing Date”) the Group, through certain subsidiaries consummated the acquisition of the rice operations in Uruguay and Argentina of the Viterra Group, comprising a 100% ownership of Molinos Libres S.A. (Argentina), Viterra Uruguay S.A. (Uruguay) and Paso Dragón S.A. (Uruguay). The transaction also included the acquisition of certain leasing agreements. All of the acquired subsidiaries form part of the Rice Business Segment.

The terms and conditions of the agreement contemplate the payment, subject to adjustments, of a purchase price of approximately US$ 17.7 million payable in three annual installments and the assumption of the existing financial debt for an amount of US$ 17.9 million. At Closing Date, the Group paid the first installments of US$ 2 million and US$ 8 million of the assumed debt.

In addition, the agreement provides for a cash contingent payment of US$ 1,215, which will be payable only if certain conditions are met.

The Company has made an allocation of the purchase price to the identifiable assets acquired and liabilities assumed based on their fair values at acquisition date. The Company has made significant assumptions and estimates in determining the purchase price, including the contingent payment and the allocation of the estimated purchase price in these consolidated financial statements.

As the fair value of the identifiable net assets acquired was greater than the total consideration paid, negative goodwill arises on the acquisition. The negative goodwill is recognized as “Bargain purchase gain on acquisition” in the income statement for the year end December 31, 2022 reflecting the opportunity to acquire the rice operations in Argentina and Uruguay from an outgoing market player.

The following table summarizes the purchase price:

Purchase consideration:
Amount paid in cash	1,512
Amounts to be paid in installments (*)	16,242
Total purchase consideration	17,754
Fair value of net assets acquired	27,507
Bargain purchase on acquisition over the total purchase consideration	9,753

During the nine-month ended September 30, 2023, an amount of US$3.2 million of the installments was paid.

(*) Amounts to be paid in installments were discounted at present value as of the date of acquisition at a 6.5% discount rate.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Acquisition and disposals (continued)

The assets and liabilities at the date of acquisition are as follows:

Cash and cash equivalents	3,266
Trade and other receivables	21,068
Inventories	50,891
Biological assets	1,676
Property, plant and equipment	21,479
Total Assets	98,380
Trade and other payables	(50,062)
Payroll and other liabilities	(961)
Borrowings	(17,738)
Deferred income tax liabilities	(1,812)
Provision for other liabilities	(300)
Total Liabilities	(70,873)
Fair value of Net Assets Acquired	27,507

The Company used a replacement cost method or a market approach, as appropriate, to measure the fair value of property, plant and equipment.

All other net tangible assets were valued at their respective carrying amounts, as the Company believes that these amounts approximate their current fair values.

A decrease in the fair value of assets acquired, or an increase in the fair value of liabilities assumed, from those preliminary valuations would result in a dollar-for-dollar corresponding decrease in the “Bargain purchase gain”.

Acquisition-related costs of US$ 193 thousands are included in General and administrative expenses in the Consolidated Statement of Income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Shareholder’s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2022	122,382	1,034,633
Reduction of issued share capital of the company	(11,000)	(16,500)
Employee share options exercised (Note 22)	—	2,432
Restricted shares vested	—	4,647
Purchase of treasury shares	—	(21,813)
Dividends to shareholders		(35,000)
At September 30,2022 (unaudited)	111,382	968,399

At January 1, 2023	111,382	960,242
Employee share options exercised (Note 22)	—	42
Restricted share vested	—	7,528
Purchase of treasury shares	—	(15,888)
Dividends to shareholders	—	(35,000)
At September 30,2023 (unaudited)	111,382	916,924

Decision of the Extraordinary General Shareholders’ meeting

On April 20, 2022 the extraordinary general meeting of the shareholders of the Company decided to reduce the issued share capital of the Company by an amount of $16,500,000 by the cancellation of 11,000,000 shares with a nominal value of $1.50 each held in treasury by the Company so that, as from April 20, 2022, the issued share capital amounts to $167,072,722.50, represented by 111,381,815 shares in issue (of which 4,743,750 are treasury shares) with a nominal value of $1.50 each.

Share Repurchase Program

On September 12, 2013, the Company’s Board of Directors authorized a share repurchase program for up to 5% of the Company’s outstanding shares. The repurchase program has been renewed by the Board of Directors on an annual basis since inception. On August 15, 2023, the Board of Directors renewed the program for an additional twelve-month period ending on September 23, 2024.

Repurchases of shares under the program may be made from time to time (i) in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations; and (ii) through privately negotiated transactions. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of September 30, 2023, the Company repurchased an aggregate of 24,031,544 shares under the program, of which 8,418,655 have been utilized to cover the exercise and granted of the Company’s employee stock option plan and restricted stock plan and 11 million shares were reduced from capital. During the nine-month periods ended September 30, 2023 and 2022 the Company repurchased shares for an amount of 2,082,837 and 3,331,749 respectively. The outstanding treasury shares as of September 30, 2023 totaled 4,743,750.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Shareholder’s contribution (continued)

Annual dividends

On April 19, 2023 the general meeting of the shareholders of the Company resolved the payment of an annual dividend of $35 million to be paid to outstanding shares in two installments. The first payment of the year 2023, of US$ 17.5 million (0.1626 per share) was made on May 24, 2023 and the second installment will be made in November 24, 2023.

On April 20, 2022 the general meeting of the shareholders of the Company resolved the payment of an annual dividend of US$ 35 million to be paid to outstanding shares in two installments in May and November. The first payment, of US$ 17.5 million (0.1572 per share) was made on May 17, 2022 and the second also US$ 17.5 million (0.1602 per share) installment was made on November 17, 2022.

22.    Equity-settled share-based payments

In 2004, the Group established the “2004 Incentive Option Plan” (“Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group’s subsidiaries.

Further, in 2010, the Group established the “Adecoagro Restricted Share and Restricted Stock Unit Plan” (the “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to directors of the Board, senior and medium management and key employees of the Group.

(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of September 30, 2023, 6,500 options (September 30, 2022: 313,582) were exercised. No options were forfeited or expired for any of the periods presented. On August 15, 2023, the plan was extended for an additional 10 years, whereas the expiration to exercise the options was extended.

(b)Restricted Share and Restricted Stock Unit Plan

As of September 30, 2023, the Group recognized compensation expense of US$ 4.9 million related to the restricted shares granted under the Restricted Share Plan (September 30, 2022: US$ 5.4 million). For the nine-month period ended September 30, 2023, 549,233 Restricted Shares were granted (September 30, 2022: 1,402,391), 828,690 were vested (September 30, 2022: 828,690), and 26,049 Restricted shares were forfeited (September 30, 2022: 33,409).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Trade and other payables

	September 30, 2023	December 31, 2022
	(unaudited)
Non-current
Trade payables	443	4,175
Payable from acquisition of subsidiary (Note 20)	—	12,646
Other payables	503	389
	946	17,210
Current
Trade payables	135,258	193,127
Advances from customers	13,434	35,749
Taxes payable	6,642	8,868
Dividends to shareholders (Note 21)	17,500	—
Payables from acquisition of subsidiaries (Note 20)	10,509	3,575
Other payables	5,650	1,078
	188,993	242,397
Total trade and other payables	189,939	259,607

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings

	September 30, 2023	December 31, 2022
	(unaudited)
Non-current
Senior Notes (*)	498,235	497,901
Bank borrowings (*)	254,031	230,082
	752,266	727,983
Current
Senior Notes (*)	750	8,250
Bank overdrafts	10,060	48,058
Bank borrowings (*)	333,414	223,461
	344,224	279,769
Total borrowings	1,096,490	1,007,752

(*) As of September 30, 2023, the Group was in compliance with the related financial covenants under the respective loan agreements.

As of September 30, 2023, total bank borrowings include collateralized liabilities of US$ 17,205 (December 31, 2022: US$ 188,058). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts, shares of certain subsidiaries of the Group and restricted short-term investment, see Note 16.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 496.5 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

Loan with International Finance Corporation (IFC)

In June 2020, our Argentine subsidiaries, Adeco Agropecuaria , Pilaga and L3N S.A. entered into a US$100 million loan agreement with the International Finance Corporation (IFC), a member of the World Bank Group. The loan's tenure is eight years, including a two-year grace period, with an originally set rate of LIBOR + 4%. In October 2020, an amount of US$ 22 million out of the total agreement was received. Publication of LIBOR was ceased at the end of June 2023. During April 2023, the Company agreed with the IFC to use a Secured Overnight Financing Rate (SOFR) to replace LIBOR since July 1, 2023. All the other provisions of the loan agreement continued unchanged.

The loan contains customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings (continued)

The maturity of the Group’s borrowings and the Group’s exposure to fixed and variable interest rates is as follows:

	September 30, 2023	December 31, 2022
	(unaudited)
Fixed rate:
Less than 1 year	333,537	272,900
Between 1 and 2 years	35,014	27,720
Between 2 and 3 years	7,529	2,222
Between 4 and 5 years	498,235	—
More than 5 years	—	497,901
	874,315	800,743
Variable rate:
Less than 1 year	10,687	6,869
Between 1 and 2 years	35,199	35,355
Between 2 and 3 years	35,434	32,851
Between 3 and 4 years	86,632	80,115
Between 4 and 5 years	54,223	50,211
More than 5 years	—	1,608
	222,175	207,009
	1,096,490	1,007,752

The breakdown of the Group’s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the senior notes equals US$ 466 million, 93.22% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.    Lease liabilities

	September 30, 2023	December 31, 2022
	(unaudited)
Non-current	310,730	283,549
Current	57,399	54,431
	368,129	337,980

The maturity of the Group's lease liabilities is as follows:

	September 30, 2023	December 31, 2022
	(unaudited)
Less than 1 year	57,399	54,431
Between 1 and 2 years	15,645	61,931
Between 2 and 3 years	63,471	50,839
Between 3 and 4 years	52,008	41,781
Between 4 and 5 years	42,719	31,231
More than 5 years	136,887	97,767
	368,129	337,980

26.    Payroll and social security liabilities

	September 30, 2023	December 31, 2022
	(unaudited)
Non-current
Social security payable	1,378	1,581
	1,378	1,581
Current
Salaries payable	10,332	4,050
Social security payable	3,609	4,693
Provision for vacations	12,064	11,487
Provision for bonuses	9,668	9,734
	35,673	29,964
Total payroll and social security liabilities	37,051	31,545

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2022.

28.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Expense included in the statement of income		Balance payable
			September 30, 2023	September 30, 2022	September 30, 2023	December 31, 2022

			(unaudited)	(unaudited)	(unaudited)
Directors and senior management	Employment	Compensation selected employees	(6,200)	(5,679)	(17,502)	(18,917)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of September 30, 2023 and for the nine-months ended September 30, 2023 and 2022 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of September 30, 2023, results of operations and cash flows for the nine-month periods ended September 30, 2023 and 2022. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and they should be read in conjunction with the annual financial statements for the year ended December 31, 2022, which have been prepared in accordance with IFRS.

Certain new accounting standards and interpretations are mandatory since January 1, 2023. These standards did not have any material impact on the Group’s consolidated financial statements.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022.

The following standards and amendments have been issued by the IASB. Below we outline the standards and amendments that may potentially have an impact on the Group at the time of application.

Standards and amendments not yet adopted by the Group:

International Tax Reform – “Pillar Two”:

Pillar Two will generally apply to any entity that is a member of a multinational group (i.e., a group that contains a taxable presence in at least one jurisdiction other than the parent entity’s jurisdiction) with consolidated annual revenue of €750 million or more in at least two of the preceding four fiscal years. The annual revenue is based upon the ultimate parent entity’s consolidated financial statements.

The Group has applied the “International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12) ” issued on May 23, 2023, from fiscal year 2023. This amendment provides an exception rule that temporarily exempts the recognition and disclosure of deferred taxes related to taxes arising from the taxation system on the pillar two model rules published by the Organization for Economic Co-operation and Development (OECD) (hereinafter, the “Pillar Two Income Taxes”). The Group has applied the said exception rule retroactively from fiscal year 2023 and has not recognized and disclosed the deferred taxes related to the Pillar Two Income Taxes.

On July 28, 2023, Luxembourg’s government council approved a new bill aiming to implement into Luxembourg law the “Pillar Two Directive”. It is expected that the Pillar Two Directive be effective as from January 1, 2024. Management is currently assessing the jurisdictions that could give rise to additional taxation and potential impact as a result of the implementation of the Pillar Two Model Rules in national laws.

Lack of interchangeability of currencies - amendments to IAS 21

The amendments to IAS 21, issued in August 2023, have been prepared to respond to concerns about diversity in practice when accounting for the lack of interchangeability between currencies. The amendments will assist businesses and investors by addressing an issue that was not previously covered in the accounting requirements for the effects of changes in exchange rates. The adoption of the amendment is mandatory from January 1, 2025. Early adoption is permitted.

Management is evaluating the impact that these new standards and amendments will have for the Group.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation (continued)

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a “non-stop” or “continuous” harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

30.    Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the annual financial statements for the year ended December 31, 2022 described in Note 32.

Impairment of non-financial assets

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets could have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independently, assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

In the case of goodwill, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination. CGU to which goodwill is allocated is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount of the CGU may be impaired. The carrying amount of the CGU is compared to its recoverable amount, which is the higher of fair value less costs to sell and the value in use. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The impairment review requires management to undertake certain significant judgments, including estimating the recoverable value of the CGU to which goodwill is allocated, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Farmlands may be used for different activities that may generate independent cash flows. Those farmlands that are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs. Most of the farmlands in Argentina and Uruguay are treated as single CGUs.

Based on these criteria, management identified a total amount of 41 CGUs as of September 30, 2023 and 42 CGUs as of September 30, 2022.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Critical accounting estimates and judgments (continued)
As of September 30, 2023 and 2022, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina and Brazil.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2023 and 2022:

As of September 30, 2023, the Group identified 10 CGUs in Argentina (2022: 10 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value, Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located. A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The following table shows only the 10 CGUs (2022: 10 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Critical accounting estimates and judgments (continued)

CGU / Operating segment / Country	September 30, 2023	September 30, 2022
La Carolina / Crops / Argentina	242	242
La Carolina / Cattle / Argentina	39	39
El Orden / Crops / Argentina	261	260
El Orden / Cattle / Argentina	10	9
La Guarida / Crops / Argentina	1,731	1,726
La Guarida / Cattle / Argentina	892	889
Los Guayacanes / Crops / Argentina	3,206	3,196
Doña Marina / Rice / Argentina	5,582	5,565
El Colorado / Crops / Argentina	2,776	2,768
El Colorado / Cattle / Argentina	28	27
Closing net book value of goodwill allocated to CGUs tested (Note 13)	14,767	14,721
Closing net book value of PPE items and other assets allocated to CGUs tested	158,744	158,307
Total assets allocated to CGUs tested	173,511	173,028

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2023 and 2022.
CGUs tested based on a value-in-use model at September 30, 2023 and 2022:

As of September 30, 2023, the Group identified 2 CGUs (2022: 2 CGUs) in Brazil to be tested based on this model (all CGUs with allocated goodwill). The determination of the value-in-use calculation required the use of significant estimates and assumptions related to management’s cash flow projections In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2023	September 30, 2022
Financial projections	Covers 5 years for UMA (*)	Covers 5 years for UMA (*)
	Covers 5 years for AVI (**)	Covers 5 years for AVI (**)
Yield average growth rates	0-2%	0-1%
Future pricing increases	0.46% per annum	1.21% per annum
Future cost decrease	0.96% per annum	0.25% per annum
Discount rates	5.2%	5.2%
Perpetuity growth rate	1%	1%

(*) UMA stands for Usina Monte Alegre LTDA.
(**) AVI stands for Adecoagro Vale Do Ivinhema S.A.

Discount rates are based on the risk-free rate for U. S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Critical accounting estimates and judgments (continued)

The following table shows only the 2 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2023	September 30, 2022
AVI / Sugar, Ethanol and Energy	2,937	2,937
UMA / Sugar, Ethanol and Energy	1,102	1,102
Closing net book value of goodwill allocated to CGUs tested (Note 14)	4,039	4,039
Closing net book value of PPE items and other assets allocated to CGUs tested	600,764	518,814
Total assets allocated to 2 CGUs tested	604,803	522,853

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2023 and 2022.

Management views these assumptions are conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements